Exhibit 4.33

Norwegian Shipbrokers’ Association’s
Memorandum of Agreement for sale and
purchase of ships. Adopted by BIMCO in 1956.
Code-name
SALEFORM 2012
Revised 1966, 1983 and 1986/87, 1993 and 2012

MEMORANDUM OF AGREEMENT

Contract No: 18MH01GTB6XD0023

Dated 27th April 2018

TEMPO MARINE CO. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, hereinafter called the “Sellers”, have agreed to sell, and

GUANGZHOU HEYANG SHIPPING CO., LIMITED, register address of F2, No. 101 Zhucun Avenue West, Zhucun Road, Zengcheng District, Guangzhou City, China, hereinafter called the “Buyers”, have agreed to buy:

Name of vessel: MAGANARI

IMO Number: 9223497

Classification Society: Bureau Veritas

Class Notation:  Bulk Carrier ESP- heavycargo-nonhomload Holds n. 2,4,6, may be empty-Unrestricted navigation – MACH

Year of Build:	Builder/Yard: 2001, KANASASHI CO LTD, TOYOHASHI, JAPAN

Flag: Malta	Place of Registration: Valletta	GT/NT: 39126 / 25373

hereinafter called the “Vessel”, on the following terms and conditions:
Definitions
“Banking Days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) [and Malta, USA, England, China and Greece].
“Buyers’ Nominated Flag State” means P.R.C. Flag.
“Class” means the class notation referred to above.
“Classification Society” means the Society referred to above.
“Deposit” shall have the meaning given in Clause 2 (Deposit)
“Deposit Holder” means Holman Fenwick Willian, Hong Kong which shall hold and release the Deposit and Balance in accordance with this Agreement.
“Buyers’ import agent” means CHINA NATIONAL MACHINERY IMP & EXP CORP .
“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.
“Parties” means the Sellers and the Buyers and the Buyers’ Import agent.
“Purchase Price” means the price for the Vessel as stated in Clause 1 (Purchase Price).
“Sellers’ Account” means (state details of bank account) at the Seller’s Bank.
“Sellers’ Bank” means (state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the Deposit and the Balance of the Purchase Price.
1.	Purchase Price
The Purchase Price is USD$9,700.000 (USD Nine Million Seven Hundred Thousand)
2.	Deposit
As security for the correct fulfilment of this Agreement the Buyers’ shall lodge a deposit of 10% (ten per cent), of the Purchase Price (the “Deposit”) via Buyers’ import agent through telegraphic transfer in an interest bearing account for the Parties with the Deposit Holder within (5) Banking Days after the date that:

(i)	This Agreement has been signed by the Parties and exchanged by e-mail or telefax; and
(ii)	The Deposit Holder has confirmed in writing to the Parties that the account has been Opened; and
The Deposit shall be released in accordance with joint written instructions of the Parties’.  Interest, if any, shall be credited to the Buyers.  Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.
3.	Payment
The 90% balance of the Purchase Price together with extra charges including but not limited to bunkers/ luboils etc (the “Balance”) shall be remitted via Buyers' import agent through telegraphic transfer in full free of bank charges to the Deposit Holder's account one day in advance of the day of delivery and shall be hold by the Deposit Holder at the Buyers' sole account in accordance with the Escrow Agreement. On delivery of the Vessel, but not later than three (3) Banking Days after the vessel in every respect ready for delivery in accordance with terms and the condition of this agreement and Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices)
(i)	the Deposit shall be released to the Sellers bank account; and
(ii)	the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank to the Sellers’ Account.
4.	Inspection
(a)* The Buyers have inspected and accepted the Vessel's classification records. The Buyers together with CCS surveyor have also inspected the Vessel at/in Hong Kong on 23'" March 2018 and further CCS inspection was carried out on 20th April 2018. The Buyers have accepted the Vessel following this inspection and the sale is outright and definite. subject only to the terms and conditions of this Agreement
~~(b)* The Buyers shall have the right to inspect the Vessels classification records and declare whether same are accepted or not within _______ (State date/period).~~
~~The Sellers shall make the Vessel available for inspection at/in _______ (state place/range) within ______ (state date/period).~~
~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~
~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~
~~During the inspection, the Vessel’s dock and engine log books shall be made available for examination by the Buyers.~~
~~The Sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy two (72) hours after completion of such inspection or after the date/last day of the period stated in~~ Line 59~~, whichever is earlier.~~
~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel’s classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~
*4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) to apply.
5.	Time and place of delivery and notices
(a)  The Vessel shall be delivered and taken over safely afloat at a safe and always accessible drydock at Zhoushan Xinys Shipyard, China.  If no drydock is available according to the expected delivery schedule then tne Vessel will be delivered to he Buyers at the anchorage of the Shipyard. The expense prior to the delivery will be taken by the Sellers and the expense after the delivery will be responsible by the Buyers.
Notice of Readiness shall not be tendered before: 20th May 2018
Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a) (iii) and 14): 24th May 2018
(b) The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with twenty (20), fifteen (15), ten (10), seven (7), five (5) days’ notice of the expected time of delivery and 3/2/1 definite days of the date the

Sellers intend to tender Notice of Readiness and of the intended place of delivery.
When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.
The Buyers shall take delivery of the Vessel within three (3) bankmg days (Saturday/Sunday/holidays in Malta/USA/Greece/EngIand/Hong Kong/China excluded) after the Sellers have tendered to the Buyers a Nouee of Readiness for Delivery, the date of tendering such notice being exclusive. The Notice of Readiness for Delivery shall be submitted by the Sellers to the Buyers (anytime, day and night including Saturday, Sunday and holidays) once the Vessel Is ready for delivery.
(c)  If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers’ Default) within one (1) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date. If the Buyers have not declared their option within one (1) Banking Days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.
If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.
(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers’ Default) for the Vessel not being ready by the original Cancelling Date.
(e)  Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void.
6.	Drydocking /Divers Inspection
(a)*        No DryDocking shall apply.

The Buyers also waive their right of divers inspection.  The Sellers shall issue an undertaking letter that Sellers guarantee the vessel does not touch the bottom/grounding from the last drydocking to the date of delivery.

(i)
~~The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. Sellers will give notice prior the date of 7 days approximate delivery notice be issued to Buyers of the place/time they intend to make the vessel available for such inspection.  Buyers’ failure to appoint divers approved by class or attent underwater inspection as per Sellers’ notification will be deemed a waiver of their right to inspect the vessel’s underwater parts.  The Class surveyor to be appointed by the Sellers and all expenses to be for the Buyers’ account.~~
~~The Sellers shall at their cost and expense make the Vessel available for such inspection.  The inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers.  The Buyers’ representative(s) shall have the right to be present at the diver’s inspection as observer only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning.  The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.~~

(ii)
~~If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society’s attendance.~~

~~Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.~~
(iii)
~~If the Vessel is to be drydocked pursuant to Clause~~ 6(a)(ii) ~~and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per~~ Clause 5(a)~~. Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per~~ Clause 5(a) ~~which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days.~~

~~(b) * The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ cost and expense to the satisfaction of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees. The Sellers shall also pay for these costs and expenses if parts of the tailshalft system are condemned or found defective or broken so as to affect the Vessel’s class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~
~~(c) If the Vessel is drydocked pursuant to Clause~~ 6(a)(ii) ~~or~~ 6(b) ~~above:~~
(i)
~~The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any part of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ cost and expense to the satisfaction of Classification Society without condition/recommendation**.~~

(ii)
~~The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel’s class, in which case the Sellers shall pay these costs and expenses.~~

(iii)	~~The Buyers’ representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.~~
(iv)
~~The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Seller’s or the Classification Society surveyor’s work, if any, and without affecting the Vessel’s timely delivery.  If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk, cost and expense. In the event that the Buyers’ work required such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5~~(a)~~, the Buyers shall be obliged to take delivery in accordance with~~ Clause 3 ~~(Payment), whether the Vessel is in drydock or not.~~

~~* 6 (a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 (a) shall apply.~~

~~**Notes or memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~
7.	Spares, bunkers and other items
The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment ~~including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s)~~, if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts ~~including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s)~~ which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.
Library and forms exclusively for use in the Sellers’ vessel(s) and captain’s, officers’ and crew’s personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items:
-	All Log Books for Deck, Engine and Radio.
-	All lSPS, ISM and quality documentation and correspondence. SSP (Ship Security Plan) Training video library. books.
-	Crew/Officers library/walport videos
-	All Master's Slopchest/Bonded stores. all Master's and crew's personal belongings
-	Personal lap-top computers
-	Personal cell phones
-	Contents of Master's safe
-	Certificates/documents to be returned to authorities
-	Training video library, books.
Logbooks shall be retained by the Sellers. However, the Buyers have the right to take photocopies/copy of the logbooks onboard before delivery at the Buyers’ cost.
Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation: INFINITY Communication Box
Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced by the Sellers prior to delivery at their cost and expense.
Buyers to pay extra for remaining bunkers at Sellers' actual net price (excluding barging expenses), which to be evidenced by invoices/vouchers/hire statements. In case invoices/vouchers/hire statements are not available then pnces to be paid at Singapore platts prices available one (1) day before vessel's delivery to the Buyers. Also. Buyers to pay extra for vessel’s unused/sealed lubricants and greases that have not passed through vessel's systems in designated storage tanks and sealed drums/pails at Seller's last prices evidenced by invoices/vouchers.
The Sellers guarantee that tne quantity of the HFO, MOO (including LSMGO) remaining on board at time of delivery shall not exceed 25% of total tank capacity (including daily service tank, settling tank and designated fuel oil tanks) of each type If the last port prior to the delivery port is Hong Kong Macau or Taiwan, the quantity limit shall be not exceeding 5% of total tank capacity.
 ~~(a)  *the actual net price (excluding barging expenses) as evidenced by invoices or vouchers; or~~
~~(b)  *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port, for the quantities taken over.~~
Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.
“inspection” in this Clause 7, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.
*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.
8.	Documentation
The place of closing: Holman Fenwick Willan, Hong Kong
~~(a) In exchange for payment of the Purchase Price shall provide the Buyers with the following delivery documents~~ Documents to be mutually agreea between Buyers and Sellers and to be incorporated as an Addendum to the MOA, but in any case. failure to agree documentation shall not be a reason to invalidate the MOA. The drafts of delivery documents shall be sent to each party for mutually check prior to 20 days approximate delivery notice be issued.
~~(i)~~
~~Legal Bill(s) of Sale in a form recordable in the Buyers’ Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers’ Nominated Flag State;~~

~~(ii)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;~~
~~(iii)~~
~~Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);~~

~~(iv)~~
~~Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers’ ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;~~

~~(v)~~
~~Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;~~

~~(vi)~~
~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately a written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;~~

~~(vii)~~
~~A copy of the Vessel’s Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel’s registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel’s registry;~~

~~(viii)~~	~~Commercial Invoice for the Vessel;~~
~~(ix)~~	~~Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~
~~(x)~~	~~A copy of the Sellers’ letter to their satellite communication provider cancelling the Vessel’s communication contract which is to be sent immediately after delivery of the Vessel;~~
~~(xi)~~
~~Any such additional documents as may reasonably be required by the competent authorities of the Buyers’ Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and~~

~~(xii)~~	~~The Sellers’ letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.~~
~~(b) At the time of delivery the Buyers shall provide the Sellers with:~~
~~(i)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and~~
~~(ii)~~
~~Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).~~

~~(c) If any of the documents listed in Sub clauses (a) and (b) above the documentary addendum are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.~~
~~(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) the documentary addendum above for review and comment by the other party not later than~~ _ ~~(state number of days), or if left blank, nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.~~

(e) Concurrent with the exchange of documents in Sub-clause (a) and Sub-clause (b) above, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.
(f) Other technical documentation which may be in the Sellers’ possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers have the right to take copies of same.
(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.
9.	Encumbrances
The Vessel shall be delivered free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever, ~~and is not subject to Port State or other administrative detentions~~. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.
10.	Taxes, fees and expenses
Any taxes, fees and expenses in connection with the purchase and registration in the Buyers’ Nominated Flag State shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.
11.	Condition on delivery
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.
However, the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting the Vessel’s class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and without condition/ recommendation* by the Classification Society or the relevant authorities at the time of delivery. Buyers acknowledge that vessels next bottom survey in Dry Dock is due by May 23rd, 2018 and accept to take delivery with such survey due.
For the avoidance of doubt Sellers list hereinbelow Vessel’s major survey due dates which are as follows.
- Annual Surveys -are due by 20th May 2018,
- Bottom Survey in Dry Dock-is due by 23rd May 2018,
- Aux Oil-fired Boiler 1 - Internal - is due by 23rd May 2018"
“inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspections), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.
*Notes and memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.
12.	Name/markings
Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.
13.	Buyers’ default
Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.
Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers.  If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.
14.	Sellers’ default
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.
15.	Buyers’ representatives
After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.
These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers’ representatives shall sign the Sellers’ P&I Club’s standard letter of indemnity prior to their embarkation.
Said Buyers representatives to be allowed to use vessel's communication equipment and said charges will be settled by Buyers representatives on board and to the Master directly, but before delivery Buyers' representatives to pay a victualling daily rate cf usd 10 per rep.
16.	Law and Arbitration
(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.
The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.
The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.
In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.
~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgement may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~
~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~
~~(c) This Agreement shall be governed by and construed in accordance with the laws of~~ ______~~(state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at~~ ___~~(state place), subject to the procedures applicable there.~~
*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable, In the absence of deletions, alternative 16(a) shall apply.
17.	Notices
All notices to be provided under this Agreement shall be in writing.
For the Buyers     Mrs. Lulu Zheng
Lorentzen & Stemoco Shanghai
Email:  lul.zheng@lorstem.com
Mobile:  86 186 1612 5061

For the Seller:      Mr. George Kaklamanos
Shipinvest Brokers Ltd.
Email:  SnP@shipinvest.qr
Tel: +30 210 80 23 341

18.	Entire Agreement
The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.
Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.
Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.
19.
The Vessel shall be delivered with her cargo holds clean swept. and free of cargo However, Sellers have the option to deliver the vessel with her cargo holds as they are left by the Slevedores after completion of discharge of cargo on board by paying Buyers a lump-sum amount of USD 4,500 in lieu of cargo holds cleaning.

20.
P&C: All details of these negotiations and any eventual sale shall be kept strictly private and confidential among all parties concerned, except where required by statutory or requirements for stock listed companies

For and on behalf of the Sellers	For and on behalf of the Buyers

/s/ Georgios A. Kuklamanos	/s/ Linxue Jun
Name: Georgios A. Kuklamanos	Name: Linxue Jun
Title: Attorney-in-Fact	Title: Attorney-in-Fact

For and on behalf of the Buyers’ import agent

/s/ Huang Xy Dong
Name: Huang Xy Dong
Title: Attorney-n-Fact